[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

April 20, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Mail stop 4-6

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re:	Vignette Corporation – Preliminary Schedule 14A Filed on April 7, 2005, File
No. 0-25375

Dear Ms. Mills-Apenteng:

On behalf of Vignette Corporation (“Vignette” or the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 18, 2005, relating to the above-referenced filing.

In this letter, we are responding to our discussion today regarding comment No. 3 from the Staff in bold and italics type with Vignette’s response following the comment.

General

3.	We note that because the company does not intend to reduce the number of authorized shares the reverse split will have the effect of increasing the number of authorized and unissued shares. Please state the number of authorized and unissued shares after the reverse split. Please revise to disclose whether you have any current plans, proposals or arrangements to issue any of the additional shares. For example, are there any proposals or plans to acquire any business or engage in any financing activities with the shares? If so, please disclose and if not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time.

We have revised the disclosure to (i) include a statement that indicates the increase in the Board of Directors’ ability to issue authorized and unissued shares without further stockholder action, (ii) state the number of authorized shares of Common Stock of the Company after the reverse stock split, and (iii) state the number of unissued shares of Common Stock of the Company after the reverse stock split.

Wilson Sonsini Goodrich & Rosati

PROFESSIONAL CORPORATION

Please direct your questions or comments to me at (512) 338-5425. In addition, please provide a facsimile of any additional comments you may have to my attention at (512) 338-5499.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Catherine Dawson

Catherine Dawson

cc:	Bryce Johnson (Vignette)
Brian Beard (Wilson Sonsini)